July 25, 2007

«MRMS» «FULLNAME»
«AADDRESS1»
«AADDRESS2»
«AADDRESS3»
«ACITY», «ASTATE»   «AZIP»

Dear «SALUTATION»:

The markets continued their winning ways in the first half of this year, with the Standard & Poor’s 500 Index up 6.96%, and the Russell 2000 Index advancing 6.46%.   At Fiduciary Management, both of our portfolios exceeded these benchmark returns, with our large cap portfolio up 8.26%, and the small cap advancing 12.02%.   From a longer-term perspective, performance results for each of our portfolios are as follows:

Fiduciary Management, Inc. - Small Cap Equity Composite     Annualized % Returns - As of June 30, 2007
	1 Year	3 Years	5 Years	10 Years	Since Inception
Fiduciary Small Cap Equity	26.78	17.01	16.18	13.11	16.27
Russell 2000 Index	16.45	13.45	13.88	9.06	12.38
Inception:   01/01/1980

Fiduciary Management, Inc. - Large Cap Equity Composite     Annualized % Returns - As of June 30, 2007
	1 Year	3 Years	5 Years	Since Inception
Fiduciary Large Cap Equity	21.27	15.72	15.49	13.91
Standard & Poor’s 500 Index	20.59	11.68	10.71	3.78
Inception:   12/31/2000

I have enclosed our Investment Strategy Outlook letter, which discusses the investment environment in which we find ourselves today and includes a topical discussion on alternative assets, to include hedge funds and leveraged buyout funds.   Interestingly, in this regard, The Wall Street Journal disclosed last week that the two hedge funds run by Bear Stearns are essentially worthless.   In June, Bear Stearns attempted to stabilize the Bear Stearns High Grade Structured Credit Strategies Fund with a $1.6 billion secured loan.   In March, investors had $925 million invested in this fund, and it appears that their investment has shrunk by an astonishing 91% in three months.   The more leveraged High Grade Structured Credit Strategies Enhanced Leveraged Fund, which had $638 million of investors’ assets, is now totally wiped out.   We have long opined that investors today appear to be chasing returns with little focus upon either transparency or what their funds are actually invested in.   I hearken back to a comment by Ben Graham that investors focus first on the return of their capital, before they ascertain their return on their capital. Contrary to many investors’ appetite for risk, in today’s environment we are unwilling to assume higher levels of risk with our portfolios.   Both our small and large cap portfolios are more defensively postured than at any time in the past five years.   Unlike most of our Wall Street counterparts today, we believe we are in an environment in which one must be very cautious in making individual investments, as we view the valuations that most investors are willing to pay as very lofty by historic standards.   We continue to feel, however, that both our small and large cap portfolios are populated with extremely strong and financially solid companies that should deliver good long-term rates of return.

Finally, I have enclosed an article that appeared in the May 7, 2007 issue of The Wall Street Journal, which reviewed our FMI Large Cap mutual fund.   As always, if either our small or large cap strategies fit your investment needs, I would welcome the opportunity to chat with you.   Thank you for your continued interest in Fiduciary Management; we at FMI all wish you a most enjoyable summer.

Sincerely,

/s/ Ted D. Kellner

Ted D. Kellner, CFA
Chairman and
Chief Executive Officer

pmh
Enclosures

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

Investment Strategy Outlook – Small Cap Equity
Quarter Ended June 30, 2007

July 1, 2007

In the June quarter, Fiduciary Management, Inc. small cap client portfolios increased approximately 6% on an absolute basis, outperforming the benchmark Russell 2000 Index by roughly 100-200 basis points.   For the calendar year-to-date, the small cap portfolios are up about 11-12% compared to 6.4% for the Russell 2000.   Xerox’s acquisition of Global Imaging and eFunds putting itself in play aided the performance in the quarter and added to the large number of takeovers in the portfolio over the past two years.   Redeploying the proceeds from these actions has been more difficult than anticipated and thus, cash levels remain somewhat elevated.

While we were pleased with the performance for the quarter, short-term results should not be the focus of long-term investors.   Importantly, we continue to seek out strong durable businesses at reasonable valuations that look attractive over a three- to five-year investment time horizon.   While today’s valuations strain our ability to find attractively priced investment opportunities, we remain confident in the fundamental prospects of the companies in the portfolios.   These companies are generally not flashy, but typically lead their respective niches, provide necessary products and services, are well financed, and trade at meaningful discounts to the market.   Our small cap portfolios currently trade for approximately 1.1 times annual revenue (market capitalization divided by annual revenue), compared to 3.3 times for the Russell 2000.   The EV/EBITDA ratio (market value plus net debt divided by earnings before interest, taxes, depreciation and amortization), is 8.7 compared to the Russell 2000’s 15.9.   The portfolio companies’ balance sheets are solid.

As is our customary practice, below are some general thoughts on the economy, as well as what we believe to be an interesting and very topical discussion about alternative assets and securities.

Economic Growth

Gross domestic product (GDP) grew 0.7% in the first quarter.   The slowdown reflects the continued downturn in the housing market and an aging of one of the longer periods of economic growth (nearly six years).   The economy is fighting through higher rates, tighter credit standards, fewer home equity cash-outs, and higher food and energy prices.   Some economists envision a stronger second half of the year as housing stabilizes, unemployment remains low, and imports improve.   Right now we don’t see it.

The slowdown in economic growth was also mirrored in the quarterly earnings growth of the Standard & Poor’s 500 Index (S&P 500), as earnings decelerated again in the second quarter to an estimated 4.4% rate, closing the chapter on one of the longest streaks of double-digit earnings growth at 18 quarters through the third quarter of 2006.   Record share repurchases of $117 billion in the first quarter, up 17.5% from last year, helped drive this growth.   Second quarter share repurchases were also strong, although final numbers are not yet available.   The retiring of shares has driven approximately 50% of the earnings per share growth of the S&P 500 since the start of the 2001 recovery.

Over the long term, corporate earnings growth has mirrored the growth in nominal GDP at roughly 6%.   With modest levels of reinvestment and historically high pretax margins, more rapid growth does not seem plausible over the next few years.

Housing

The slide in housing continues as existing home sales fell again in May to a 5.99 million unit annual rate --   the lowest level in nearly four years, and off 10.3% from last year, according to the National Association of Realtors.   Inventories remain elevated, rising 5% in May to 4.4 million units, or nearly nine months’ supply.   As the downturn widens in scope, one of the cherished bromides -- that housing prices in all areas of the country can’t decline simultaneously -- appears to be at risk.   Although the numbers are volatile month to month, the Commerce Department reported that April median home prices declined 10.9%. May’s figure fell over 2%, led by a 3.8% decline in the South. This was the tenth consecutive monthly decline. The Midwest, California, and Florida were particularly weak.

Chief executive officers of large public homebuilders have been lamenting the prolonged duration and surprising magnitude of the market decline.   Bob Toll, CEO of Toll Brothers, recently said, “ As buyers look for signs of stabilization, they're fearful of being ‘embarrassed’ by purchasing a house that's worth less three months later… I don't think any of us foresaw [that] it would be as tough as it's been, none of us realized the speculation was as deep and impacting as it was."   It’s more than a touch ironic that Mr. Toll and the other experts were not able to see the bubble right under their noses.

Future housing sales are likely to remain under pressure due to tighter lending standards and the $690 billion of subprime adjustable rate mortgages that are due to reset over the next two years. Currently 1.28% of mortgage loans are in foreclosure, up from 0.98% a year earlier.   For subprime loans the picture is even bleaker with a 13.8% delinquency rate, up from 11.5% last year.   Worse yet, the current housing data does not reflect the lagging impact of tighter lending standards and the rise in long-term rates, both of which crimp an owner’s ability to refinance.   We continue to be less than sanguine with respect to a quick rebound in housing, although we are researching a few of the housing-related stocks for a contrarian opportunity.

Energy

We have been wrong so far on our energy prediction.   Similar to our December quarterly update, US crude inventories remain elevated, seemingly supporting a lower price.   However, this has not transpired as oil prices have risen modestly since the start of the year.   Ongoing political tensions in Nigeria, Iran and Iraq have contributed to part of this divergence.   Gasoline stockpiles are slightly below their five-year average due largely to limitations in refining capacity.   We are, however, seeing a nice increase in money devoted to exploration and development, as well as the beginnings of real conservation.   This should eventually lead to lower prices.

Employment

The unemployment rate stayed at 4.5% in May, having essentially moved between 4.4% and 4.6% for nine straight months.   After reaching a cycle peak of 2.1% year-over-year growth in November 2006, employment growth, as measured by the Household Survey, has decelerated to only 1.3% in May.   This slowdown has coincided with an increase in part-time employment as a percentage of the total labor pool, and a modest decline in labor participation rates.   As payroll growth has slowed to an average of 133,000 per month compared with an average monthly increase of 189,000 in 2006, more “potential” workers have dropped out of the labor force.   While this half of the labor picture appears to be weakening, wages have picked up in recent quarters and now are running at a 3.8% clip.

Interest Rates/Monetary Policy

The yield curve steepened gradually in the quarter, with a 21 basis point positive spread between the 2-Year and the 10-Year Treasury, compared to an 11 basis point inversion (long rates below short rates) at the beginning of the year.    The rise in the long end of the curve has been driven by a number of factors, including reduced expectations of a Fed cut, a coincident rise in global monetary rates, and a stubbornly high inflation rate.   The Fed continues to maintain its hawkish tone with the latest personal consumption expenditure (PCE) reading near the upper end of its 2.0-2.5% comfort zone.   While the pundits continue to focus on the “core” Consumer Price Index (CPI) figure, which excludes energy and food, the all-inclusive CPI, in the first five months of 2007, advanced at a 5.5% annualized rate.   The Bernanke Fed thus faces the unenviable position of dealing with potentially below-trend growth and rising prices.

Perhaps the higher rate environment spells the end of what some have called “the great moderation,” which has been a boon to financial markets around the world for the last several years.   This unusually favorable economic climate, characterized by low interest rates and bountiful global liquidity, has reduced risk premiums and credit spreads.   The quest for yield has resulted in a massive proliferation of ever more complex financial instruments, such as credit default swaps (CDSs), collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs) .

Cheap credit and significant demand for high yield debt underpins the leveraged buyout boom as well.   An extremely low default rate has characterized the high yield market for some time.   Indeed, only 1.3% of below investment grade debt is currently in default, relative to the long-term average default rate of approximately 3.5%, and a peak rate over 15%.   We believe this low rate is misleading.   Abundant liquidity and an appetite for risk have turned poor credits into “new investment opportunities,” as poor performers are restructured before they hit the soup line.   We highlight a quote from a speech delivered by former Federal Reserve Chief Alan Greenspan in September of 2005:

“A decline in perceived risk is often self-reinforcing in that it encourages presumptions of prolonged stability and thus a willingness to reach over an ever-more-extended time period.   But because people are inherently risk averse, risk premiums cannot decline indefinitely.   Whatever the reason for the narrowing of credit spreads, and they differ from episode to episode, history cautions that extended periods of low concern about credit risk have invariably been followed by reversal, with the attendant fall in prices of risky assets.   Such developments apparently reflect not only market dynamics but also the all-too-evident alternating and infectious bouts of human euphoria and distress and the instability they engender… history has not dealt kindly with the aftermath of protracted periods of low risk premiums.”

In last September’s letter, we promised a little more color on the derivative markets, along with some thoughts about alternative assets.   Greenspan’s quote is a timely segue into this discussion.

Derivatives, Hedge Funds and Private Equity

Innovation in the derivatives market has resulted in a veritable alphabet soup of complex, often illiquid structured securities.   Growth in CDOs, CDSs, and CLOs has continued to set records, often trading in multiples of their outstanding underlying assets or collateral.   According to data from the International Swaps and Derivatives Association, the credit derivatives market has nearly doubled in size every year for the past five years, surpassing $34.5 trillion in 2006, or nearly three times US gross domestic product.   Including interest rate and equity derivatives, the total derivatives market is in excess of $327 trillion -- over five times global GDP.   We have always viewed rapid growth in financial products with trepidation.   This is especially true given the difficulty in ascertaining both the creditworthiness of counter parties (those on the other side of the derivative trade) and the tremendous reverberations that an unexpected event can have on the capital markets due to the exceptional leverage in these instruments (think Long Term Capital Management).

Taking a step back, derivatives in their basic form are financial contracts that allow the transfer of risk from one market participant to another.   CDOs, CDSs and CLOs are all essentially structured products whose underlying risk and return is based upon an asset or pool of assets.   For instance, CDOs and CLOs reflect the payments and perceived risk of mortgage pools or individual corporate borrowings that support each synthetic derivative instrument.   Similarly, a credit default swap, the most common type of credit derivative, allows investors to make a direct bet on the creditworthiness of a borrower.

From this starting point, engineers, mathematicians, PhDs and other Wall Street wizards dream up permutation after permutation based upon the underlying notion that the unbundling of various types of credits facilitates a more finely tuned matching of risks to specific risk appetites.   A case can certainly be made for a lending institution to hedge or reduce a particular outstanding commitment in the ordinary course of business.   Yet in the past several years, hedge funds have grown to account for over sixty percent of the credit derivative market.

By some estimates there are over 10,000 hedge funds controlling $1.6 trillion of assets, a substantial increase from the 600 funds in existence in 1990.   Hedge funds appear to be taking derivatives far afield from their economic purpose.   A new breed of speculator is actively trading second and third derivatives of the underlying collateral with very little equity backing the activity.   The complexity of the underlying securities has transformed the market so much that Lewis Ranieri, the former Solomon Brothers trader and the Thomas Edison of mortgage backed securities, recently stated that he no longer knows how to comprehend the ripple effects through the system.   As we have said previously, the system is predicated upon the strength of each counter party.   If the chain is broken, the fallout could be widespread.

The leverage employed by alternative asset players -- typified by the troubled Bear Sterns High Grade Structured Credit Strategies Enhanced Leverage Fund, which increased its leverage to 22 to 1 -- fits the pattern of many historical financial crises.   In A Demon of Our Own Design, Richard Bookstaber highlights that one of the common underpinnings to financial crises is that excess liquidity that encourages leverage on the way up eventually disappears on the way down as margin calls on the collateral accelerate.   Ultimately, an attempt to raise cash through selling collateral requires such a drop in prices that the lowered value of the remaining positions sets off a fire sale as everyone rushes for the exits.

History is replete with examples of leverage gone amuck: the South-Sea bubble, tulip mania, Latin American loans, and the first junk bond crisis.   Each occurrence is precipitated by an event that sets off a rush for liquidity.   In the 1980s, the leveraged buyout boom financed through high yield junk bonds, eventually led to the failure of a number of high profile deals, including United Airlines and the eventual implosion of Milken’s Drexel Burnham Lambert.   In the case of Long Term Capital Management, it was the 1998 Russian debt default.

Today, we see the same formative pieces in place as growth in the alternative markets reaches a frenzied pace.   As we mentioned in our last letter, lenders have demanded very little compensation in the form of higher interest rates to finance even the highest risk buyouts.   Underwriting standards have degraded further as firms have issued debt with no covenants (“cov-lite”) and payment-in-kind toggle notes that were popularized in the 1980s’ debt-funded buyouts.   Banks have also relaxed lending standards as loans have been repacked and sold through CLOs and CDOs.

A common trait shared by derivatives and private equity is that ultimately, both asset classes depend on liquidity.   Just this past month the failed initial public offering (IPO) of the structured credit fund management company, Everquest Financial Ltd. , an investment firm established last fall in partnership with the now troubled Bear Stearns alternative asset group, revealed in its prospectus that the value of certain assets “were determined based upon certain models, assumptions and methods and do not necessarily reflect the value that could have been achieved upon the sale” of them in the open market.   Indeed Merrill Lynch, who seized some $850 million of assets from two troubled Bear Stearns hedge funds, would attest to this as the firm was successful selling less than half of the collateral repatriated, being forced to discount as low as thirty cents on the dollar, according to several market commentators.

Perhaps it comes as no surprise that Lloyd Blankfein, Chairman and Chief Executive Officer of Goldman Sachs -- itself one of the largest alternative asset class participants, with nearly three quarters of their income derived from trading and principal investments -- should say that “risk distribution vehicles, like derivatives have made the world safer at least from the 50-year storm if not the 100-year storm.”   From our vantage point, we think he has it wrong by 180 degrees.   The explosion in complex derivatives on a sliver of capital with a lack of transparency and liquidity has actually created the conditions for a 50- or 100-year flood.

Outlook

Although the preceding discussion may tempt you to stock up on canned goods and bottled water, it is important to remember that financial markets always face uncertainties and real risks.   It is true, the derivative and private equity excesses appear to be reaching a crescendo -- why else would some of the largest hedge funds and private equity firms be rushing to go public now? The passing of excesses will come with some pain to fundamental long-term investors, but far more to the other guys.   Our goal is to keep you from becoming one of the other guys.

It should make you feel better to know that your portfolio has liquid securities that trade every day in a transparent fashion on a regulated exchange.

The market is underpricing risk, and the meltdown in a Bear Stearns hedge fund just ten months after receiving seed capital is a watershed event.   Our belief is that more hedge funds will stumble or fail as the appetite for risk turns into a desire for safety.   We think the private equity market will also get its comeuppance as investors pull back from ridiculous valuations and imprudent leverage.   These developments will, after a tough period, prove to be very positive for our portfolios.   Rest assured that throughout the ups and downs our money sits right next to yours and we will always do our best.

We appreciate your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1996-06/30/2007
Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
1997	29.30	28.36	22.36	142	3.63	$ 698.8	$ 1,063.0	65.74%
1998	-4.63	-5.35	-2.55	138	2.53	$ 557.5	$ 1,014.0	54.98%
1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%
2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$ 1,155.9	41.85%
2001	20.42	19.57	2.49	125	1.88	$ 587.2	$ 1,458.2	40.27%
2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$ 1,731.0	37.53%
2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$ 2,927.0	41.23%
2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$ 3,085.8	48.18%
2005	10.95	10.40	4.55	186	0.78	$ 1,605.8	$ 3,174.4	50.59%
2006	18.36	17.80	18.37	147	0.73	$ 1,606.8	$ 3,589.4	44.77%
Q1 2007	5.68	5.51	1.95	157	0.33	$ 1,693.7	$ 3,856.5	43.92%
Q2 2007**	6.00	5.87	4.42	160	0.21	$ 1,798.4	$ 4,221.5	42.60%

*Benchmark: Russell 2000 Index®
** Returns are subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance.   Past performance does not guarantee future results.   A client's investment return may be lower or higher than the performance shown above.   Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).
FMI has received a firmwide GIPS verification for the period 12/31/1993 - 03/31/2007. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.2 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980.   These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders.    From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs.   Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000                      0.90%
$25,000,001-$50,000,000          0.85%
$50,000,001-$100,000,000        0.75%
$100,000,001 and above             0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts.   In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.
Additional information regarding policies for calculating and reporting returns is also available upon request.

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks. FMI uses the Russell 2000 Index® as its primary index comparison.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

Investment Strategy Outlook – Large Cap Equity
Quarter Ended June 30, 2007

July 1, 2007

In the June quarter, Fiduciary Management, Inc. large cap client portfolios increased approximately 6% on an absolute basis, which was about the same as the benchmark Standard & Poor’s 500 Index (S&P 500).   For the calendar year-to-date, our large cap portfolios are up modestly compared to the S&P 500.   Grainger, Willis, and Cadbury all performed well in the quarter.   We took advantage of Cadbury’s strength and takeover speculation to liquidate this holding.   Cash positions may fluctuate a little more than normal in the short-run as we seek to redeploy the proceeds.

While we were pleased with the performance for the quarter, short-term results should not be the focus of long-term investors.   Importantly, we continue to seek out strong durable businesses at reasonable valuations that look attractive over a three- to five-year investment time horizon.   While today’s valuations strain our ability to find attractively priced investment opportunities, we remain confident in the fundamental prospects of the companies in the portfolios.   These companies are generally not flashy, but typically lead their respective industries, provide necessary products and services, are well financed, and trade at discounts to the market.   Our large cap portfolios currently trade for approximately 1.6 times annual revenue (market capitalization divided by annual revenue), compared to 2.7 times for the S&P 500.   The EV/EBITDA ratio (market value plus net debt divided by earnings before interest, taxes, depreciation and amortization), is 8.9 compared to the S&P 500’s 11.8.   The portfolio companies’ balance sheets are solid.

As is our customary practice, below are some general thoughts on the economy, as well as what we believe to be an interesting and very topical discussion about alternative assets and securities.

Economic Growth

Gross domestic product (GDP) grew 0.7% in the first quarter.   The slowdown reflects the continued downturn in the housing market and an aging of one of the longer periods of economic growth (nearly six years).   The economy is fighting through higher rates, tighter credit standards, fewer home equity cash-outs, and higher food and energy prices.   Some economists envision a stronger second half of the year as housing stabilizes, unemployment remains low, and imports improve.   Right now we don’t see it.

The slowdown in economic growth was also mirrored in the quarterly earnings growth of the Standard & Poor’s 500 Index (S&P 500), as earnings decelerated again in the second quarter to an estimated 4.4% rate, closing the chapter on one of the longest streaks of double-digit earnings growth at 18 quarters through the third quarter of 2006.   Record share repurchases of $117 billion in the first quarter, up 17.5% from last year, helped drive this growth.   Second quarter share repurchases were also strong, although final numbers are not yet available.   The retiring of shares has driven approximately 50% of the earnings per share growth of the S&P 500 since the start of the 2001 recovery.

Over the long term, corporate earnings growth has mirrored the growth in nominal GDP at roughly 6%.   With modest levels of reinvestment and historically high pretax margins, more rapid growth does not seem plausible over the next few years.

Housing

The slide in housing continues as existing home sales fell again in May to a 5.99 million unit annual rate --   the lowest level in nearly four years, and off 10.3% from last year, according to the National Association of Realtors.   Inventories remain elevated, rising 5% in May to 4.4 million units, or nearly nine months’ supply.   As the downturn widens in scope, one of the cherished bromides -- that housing prices in all areas of the country can’t decline simultaneously -- appears to be at risk.   Although the numbers are volatile month to month, the Commerce Department reported that April median home prices declined 10.9%. May’s figure fell over 2%, led by a 3.8% decline in the South. This was the tenth consecutive monthly decline. The Midwest, California, and Florida were particularly weak.

Chief executive officers of large public homebuilders have been lamenting the prolonged duration and surprising magnitude of the market decline.   Bob Toll, CEO of Toll Brothers, recently said, “ As buyers look for signs of stabilization, they're fearful of being ‘embarrassed’ by purchasing a house that's worth less three months later… I don't think any of us foresaw [that] it would be as tough as it's been, none of us realized the speculation was as deep and impacting as it was."   It’s more than a touch ironic that Mr. Toll and the other experts were not able to see the bubble right under their noses.

Future housing sales are likely to remain under pressure due to tighter lending standards and the $690 billion of subprime adjustable rate mortgages that are due to reset over the next two years. Currently 1.28% of mortgage loans are in foreclosure, up from 0.98% a year earlier.   For subprime loans the picture is even bleaker with a 13.8% delinquency rate, up from 11.5% last year.   Worse yet, the current housing data does not reflect the lagging impact of tighter lending standards and the rise in long-term rates, both of which crimp an owner’s ability to refinance.   We continue to be less than sanguine with respect to a quick rebound in housing, although we are researching a few of the housing-related stocks for a contrarian opportunity.

Energy

We have been wrong so far on our energy prediction.   Similar to our December quarterly update, US crude inventories remain elevated, seemingly supporting a lower price.   However, this has not transpired as oil prices have risen modestly since the start of the year.   Ongoing political tensions in Nigeria, Iran and Iraq have contributed to part of this divergence.   Gasoline stockpiles are slightly below their five-year average due largely to limitations in refining capacity.   We are, however, seeing a nice increase in money devoted to exploration and development, as well as the beginnings of real conservation.   This should eventually lead to lower prices.

Employment

The unemployment rate stayed at 4.5% in May, having essentially moved between 4.4% and 4.6% for nine straight months.   After reaching a cycle peak of 2.1% year-over-year growth in November 2006, employment growth, as measured by the Household Survey, has decelerated to only 1.3% in May.   This slowdown has coincided with an increase in part-time employment as a percentage of the total labor pool, and a modest decline in labor participation rates.   As payroll growth has slowed to an average of 133,000 per month compared with an average monthly increase of 189,000 in 2006, more “potential” workers have dropped out of the labor force.   While this half of the labor picture appears to be weakening, wages have picked up in recent quarters and now are running at a 3.8% clip.

Interest Rates/Monetary Policy

The yield curve steepened gradually in the quarter, with a 21 basis point positive spread between the 2-Year and the 10-Year Treasury, compared to an 11 basis point inversion (long rates below short rates) at the beginning of the year.    The rise in the long end of the curve has been driven by a number of factors, including reduced expectations of a Fed cut, a coincident rise in global monetary rates, and a stubbornly high inflation rate.   The Fed continues to maintain its hawkish tone with the latest personal consumption expenditure (PCE) reading near the upper end of its 2.0-2.5% comfort zone.   While the pundits continue to focus on the “core” Consumer Price Index (CPI) figure, which excludes energy and food, the all-inclusive CPI, in the first five months of 2007, advanced at a 5.5% annualized rate.   The Bernanke Fed thus faces the unenviable position of dealing with potentially below-trend growth and rising prices.

Perhaps the higher rate environment spells the end of what some have called “the great moderation,” which has been a boon to financial markets around the world for the last several years.   This unusually favorable economic climate, characterized by low interest rates and bountiful global liquidity, has reduced risk premiums and credit spreads.   The quest for yield has resulted in a massive proliferation of ever more complex financial instruments, such as credit default swaps (CDSs), collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs) .

Cheap credit and significant demand for high yield debt underpins the leveraged buyout boom as well.   An extremely low default rate has characterized the high yield market for some time.   Indeed, only 1.3% of below investment grade debt is currently in default, relative to the long-term average default rate of approximately 3.5%, and a peak rate over 15%.   We believe this low rate is misleading.   Abundant liquidity and an appetite for risk have turned poor credits into “new investment opportunities,” as poor performers are restructured before they hit the soup line.   We highlight a quote from a speech delivered by former Federal Reserve Chief Alan Greenspan in September of 2005:

“A decline in perceived risk is often self-reinforcing in that it encourages presumptions of prolonged stability and thus a willingness to reach over an ever-more-extended time period.   But because people are inherently risk averse, risk premiums cannot decline indefinitely.   Whatever the reason for the narrowing of credit spreads, and they differ from episode to episode, history cautions that extended periods of low concern about credit risk have invariably been followed by reversal, with the attendant fall in prices of risky assets.   Such developments apparently reflect not only market dynamics but also the all-too-evident alternating and infectious bouts of human euphoria and distress and the instability they engender… history has not dealt kindly with the aftermath of protracted periods of low risk premiums.”

In last September’s letter, we promised a little more color on the derivative markets, along with some thoughts about alternative assets.   Greenspan’s quote is a timely segue into this discussion.

Derivatives, Hedge Funds and Private Equity

Innovation in the derivatives market has resulted in a veritable alphabet soup of complex, often illiquid structured securities.   Growth in CDOs, CDSs, and CLOs has continued to set records, often trading in multiples of their outstanding underlying assets or collateral.   According to data from the International Swaps and Derivatives Association, the credit derivatives market has nearly doubled in size every year for the past five years, surpassing $34.5 trillion in 2006, or nearly three times US gross domestic product.   Including interest rate and equity derivatives, the total derivatives market is in excess of $327 trillion -- over five times global GDP.   We have always viewed rapid growth in financial products with trepidation.   This is especially true given the difficulty in ascertaining both the creditworthiness of counter parties (those on the other side of the derivative trade) and the tremendous reverberations that an unexpected event can have on the capital markets due to the exceptional leverage in these instruments (think Long Term Capital Management).

Taking a step back, derivatives in their basic form are financial contracts that allow the transfer of risk from one market participant to another.   CDOs, CDSs and CLOs are all essentially structured products whose underlying risk and return is based upon an asset or pool of assets.   For instance, CDOs and CLOs reflect the payments and perceived risk of mortgage pools or individual corporate borrowings that support each synthetic derivative instrument.   Similarly, a credit default swap, the most common type of credit derivative, allows investors to make a direct bet on the creditworthiness of a borrower.

From this starting point, engineers, mathematicians, PhDs and other Wall Street wizards dream up permutation after permutation based upon the underlying notion that the unbundling of various types of credits facilitates a more finely tuned matching of risks to specific risk appetites.   A case can certainly be made for a lending institution to hedge or reduce a particular outstanding commitment in the ordinary course of business.   Yet in the past several years, hedge funds have grown to account for over sixty percent of the credit derivative market.

By some estimates there are over 10,000 hedge funds controlling $1.6 trillion of assets, a substantial increase from the 600 funds in existence in 1990.   Hedge funds appear to be taking derivatives far afield from their economic purpose.   A new breed of speculator is actively trading second and third derivatives of the underlying collateral with very little equity backing the activity.   The complexity of the underlying securities has transformed the market so much that Lewis Ranieri, the former Solomon Brothers trader and the Thomas Edison of mortgage backed securities, recently stated that he no longer knows how to comprehend the ripple effects through the system.   As we have said previously, the system is predicated upon the strength of each counter party.   If the chain is broken, the fallout could be widespread.

The leverage employed by alternative asset players -- typified by the troubled Bear Sterns High Grade Structured Credit Strategies Enhanced Leverage Fund, which increased its leverage to 22 to 1 -- fits the pattern of many historical financial crises.   In A Demon of Our Own Design, Richard Bookstaber highlights that one of the common underpinnings to financial crises is that excess liquidity that encourages leverage on the way up eventually disappears on the way down as margin calls on the collateral accelerate.   Ultimately, an attempt to raise cash through selling collateral requires such a drop in prices that the lowered value of the remaining positions sets off a fire sale as everyone rushes for the exits.

History is replete with examples of leverage gone amuck: the South-Sea bubble, tulip mania, Latin American loans, and the first junk bond crisis.   Each occurrence is precipitated by an event that sets off a rush for liquidity.   In the 1980s, the leveraged buyout boom financed through high yield junk bonds, eventually led to the failure of a number of high profile deals, including United Airlines and the eventual implosion of Milken’s Drexel Burnham Lambert.   In the case of Long Term Capital Management, it was the 1998 Russian debt default.

Today, we see the same formative pieces in place as growth in the alternative markets reaches a frenzied pace.   As we mentioned in our last letter, lenders have demanded very little compensation in the form of higher interest rates to finance even the highest risk buyouts.   Underwriting standards have degraded further as firms have issued debt with no covenants (“cov-lite”) and payment-in-kind toggle notes that were popularized in the 1980s’ debt-funded buyouts.   Banks have also relaxed lending standards as loans have been repacked and sold through CLOs and CDOs.

A common trait shared by derivatives and private equity is that ultimately, both asset classes depend on liquidity.   Just this past month the failed initial public offering (IPO) of the structured credit fund management company, Everquest Financial Ltd. , an investment firm established last fall in partnership with the now troubled Bear Stearns alternative asset group, revealed in its prospectus that the value of certain assets “were determined based upon certain models, assumptions and methods and do not necessarily reflect the value that could have been achieved upon the sale” of them in the open market.   Indeed Merrill Lynch, who seized some $850 million of assets from two troubled Bear Stearns hedge funds, would attest to this as the firm was successful selling less than half of the collateral repatriated, being forced to discount as low as thirty cents on the dollar, according to several market commentators.

Perhaps it comes as no surprise that Lloyd Blankfein, Chairman and Chief Executive Officer of Goldman Sachs -- itself one of the largest alternative asset class participants, with nearly three quarters of their income derived from trading and principal investments -- should say that “risk distribution vehicles, like derivatives have made the world safer at least from the 50-year storm if not the 100-year storm.”   From our vantage point, we think he has it wrong by 180 degrees.   The explosion in complex derivatives on a sliver of capital with a lack of transparency and liquidity has actually created the conditions for a 50- or 100-year flood.

Outlook

Although the preceding discussion may tempt you to stock up on canned goods and bottled water, it is important to remember that financial markets always face uncertainties and real risks.   It is true, the derivative and private equity excesses appear to be reaching a crescendo -- why else would some of the largest hedge funds and private equity firms be rushing to go public now? The passing of excesses will come with some pain to fundamental long-term investors, but far more to the other guys.   Our goal is to keep you from becoming one of the other guys.

It should make you feel better to know that your portfolio has liquid securities that trade every day in a transparent fashion on a regulated exchange.

The market is underpricing risk, and the meltdown in a Bear Stearns hedge fund just ten months after receiving seed capital is a watershed event.   Our belief is that more hedge funds will stumble or fail as the appetite for risk turns into a desire for safety.   We think the private equity market will also get its comeuppance as investors pull back from ridiculous valuations and imprudent leverage.   These developments will, after a tough period, prove to be very positive for our portfolios.   Rest assured that throughout the ups and downs our money sits right next to yours and we will always do our best.

We appreciate your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-06/30/2007

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$ 1,458.2	0.25%
2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$ 1,731.0	0.81%
2003	34.29	33.15	28.68	4	0.86	$ 20.8	$ 2,927.0	0.71%
2004	19.15	18.70	10.88	10	0.47	$ 48.9	$ 3,085.8	1.58%
2005	9.84	9.55	4.88	28	0.29	$ 192.2	$ 3,174.4	6.05%
2006	17.38	17.09	15.80	49	0.30	$ 491.0	$ 3,589.4	13.68%
Q1 2007	1.93	1.88	0.70	65	0.13	$ 634.0	$ 3,856.5	16.44%
Q2 2007**	6.21	6.15	6.24	73	0.16	$ 805.9	$ 4,221.5	19.09%

*Benchmark: S&P 500 Index®
** Returns are subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance.   Past performance does not guarantee future results.   A client's investment return may be lower or higher than the performance shown above.   Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).
FMI has received a firmwide GIPS verification for the period 12/31/1993 - 03/31/2007. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 - 03/31/2007.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.2 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs.   Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees.
Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000                      0.65%
$25,000,001-$50,000,000          0.55%
$50,000,001-$100,000,000        0.45%
$100,000,001 and above             0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.
Additional information regarding policies for calculating and reporting returns is also available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.

OUT OF THE GATE | By Lyneka Little

Leaving Few Stones Unturned,
This Little Fund Posts Big Gains

Mutual funds young and old can go unnoticed with thousands available for sale. In this column, we take a look at funds that financial advisers and analysts praise because they have outperformed their peers. We also troll for funds that are noteworthy on another front: They remain relatively small.

Some financial advisers prefer smaller funds because it means less bounce is required in the individual holdings of the fund for the share price of the fund to increase. Smaller funds also are generally more nimble; they easily can dart in and out of positions.

The fund we highlight this month is focused on large stocks and prides itself on a fairly conservative approach to stock picking, a style that investors unnerved by this year's occasional market jitters might find attractive.

FMI Large Cap is "a tiny player among the giants in the large-blend category," says Morningstar analyst Kerry O'Boyle in a recent report. The fund has about $450 million under management and another $500 million or so invested alongside its strategy in institutional and other separate accounts. Many large-stock funds top several billion dollars, and $10 billion funds are becoming more common.

The FMI fund is small in another way, too: While some of its peers hold hundreds of stocks, it is a concentrated portfolio of about 20 stocks. The fund's four analysts prowl for undervalued stocks of big companies that have large market positions or are in niche markets.

"We feel that at any given time we don't have more than 20 or so good ideas," says Fiduciary Management Inc. Chairman and Chief Executive Ted Kellner. “What is the point of adding more stocks?"

The fund's managers are "long-term investors who look for unique, yet understandable businesses that can generate recurring revenues and high returns on invested capital," Mr. O'Boyle notes. They prefer shareholder-friendly management teams that "shun growth-only acquisition strategies and egregious compensation packages."

So far, the results have been "stunning," he says. The fund has ranked in the top 20% of its large-blend peers on an annual basis for each of the past five calendar years it has been in existence. Its five-year annualized return of 12.4% through April 30 puts it in the top 3% of peers, and ahead of the Standard Poor's 500 by about four percentage points a year, on average. Morningstar rates the fund at its highest level, five stars.

But because the fund invests in so few stocks compared with its large-cap peers, "a few picks gone awry could cause it to lag as severely as it has outperformed," Mr. O'Boyle adds.

Fiduciary Management President Patrick English attributes the fund's relatively small size to a lack of advertising. But executives at the Milwaukee firm expect more money could come the fund's way given it celebrated its fifth birthday late last year with a track record that is likely to grab the attention of financial advisers and others who screen for long-term outperformance.

"The FMI Large Cap Fund just hit its five-year record at the end of 2006. [Before then], it was flying under the radar screen for many people," Mr. English says.

Messrs. English and Kellner are members of a five-person committee that makes the investment decisions for the fund. Mr. Kellner previously worked at investment-management firm Nicholas Strong Co., and Mr. English at investment-management and mutual-fund firm Dodge & Cox.

"In theory, a more concentrated portfolio should be more volatile, but that historically hasn't been for this fund," says Mr. English, who heads the firm's stock research. The management team believes that volatility is diminished over two-to four-year measurement periods, and that the benefits of diversification drop dramatically once a portfolio holds more than 10 stocks.

The fund's top holdings as of March 31 included insurance and holding company Berkshire Hathaway Inc.; media conglomerate Time Warner Inc.; management consultant and technology-services company Accenture Ltd., and retailer Wal-Mart Stores Inc. The fund had about 15% of its money in the financial sector, and 6% in technology services. The fund invests mainly in stocks of companies with market capitalization greater than about $11 billion.

The 1%-of-assets expense ratio places FMI Large Cap below the 1.4% average for U.S. diversified stock funds. The fund is available through various brokerage-firm fund supermarkets and directly from www.fmifunds.com.

Ms. Little is a reporter for The Wall Street Journal in New York.

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FMI Large Cap Fund Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 Year and inception (12/31/01) periods ended June 30, 2007 were: 20.57%, 14.42%, and 11.36%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Large Cap Fund. Please read the prospectus carefully before investing.